PACCAR Inc

EXHIBIT 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

Nine Months Ended September 30	2013	2012
FIXED CHARGES
Interest expense	$118.4	$121.9
Portion of rentals deemed interest	3.5	3.4

TOTAL FIXED CHARGES	$121.9	$125.3

EARNINGS
Income before taxes	$1,210.1	$1,270.7
Fixed charges	117.3	119.9

EARNINGS AS DEFINED	$1,327.4	$1,390.6

RATIO OF EARNINGS TO FIXED CHARGES	10.89X	11.10X